UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

Exhibit 99.1	Production starts up at Timimoun Gas Field in Algeria (March 29, 2018)

Exhibit 99.2	Total becomes a founding partner of the Cathay Smart Energy Fund to invest in the new energy sector in China (March 27, 2018)

Exhibit 99.3	Disclosure of trading in own shares (March 22, 2018)

Exhibit 99.4	Abu Dhabi: Total consolidates its strategic partnership with ADNOC by being awarded participating interests in two new 40-year Offshore Concessions on Umm Shaif & Nasr (20%) and Lower Zakum (5%) (March 18, 2018)

Exhibit 99.5	2017 Annual Reports Filing: Document de référence including the annual financial report and the Form 20-F (March 16, 2018)

Exhibit 99.6	Disclosure of trading in own shares (March 15, 2018)

Exhibit 99.7	Total announces the distribution of its third 2017 interim dividend and indicative interim ex-dividend dates for 2019 dividend (March 14, 2018)

Exhibit 99.8	Annual Shareholders’ Meeting to be held on June 1st, 2018 (March 14, 2018)

Exhibit 99.9	Subscription Price Set For 2018 Capital Increase Reserved For Employees (March 14, 2018)

Exhibit 99.10	Total Closes the Maersk Oil Acquisition and Becomes the Second-Largest Operator in the North Sea (March 8, 2018)

Exhibit 99.11	Total completes the acquisition of Maersk Oil and issues 97,522,593 new Total shares for the benefit of A.P. Møller - Mærsk A/S as consideration for the contribution of Maersk Oil shares to Total S.A. (March 8, 2018)

Exhibit 99.12	Disclosure of trading in own shares (March 8, 2018)

Exhibit 99.13	Total acquires a 16.33% stake in the Waha Concessions in Libya (March 2, 2018)

Exhibit 99.14	Disclosure of trading in own shares (March 1, 2018)

EXHIBIT INDEX

Exhibit 99.1	Production starts up at Timimoun Gas Field in Algeria (March 29, 2018)

Exhibit 99.2	Total becomes a founding partner of the Cathay Smart Energy Fund to invest in the new energy sector in China (March 27, 2018)

Exhibit 99.3	Disclosure of trading in own shares (March 22, 2018)

Exhibit 99.4	Abu Dhabi: Total consolidates its strategic partnership with ADNOC by being awarded participating interests in two new 40-year Offshore Concessions on Umm Shaif & Nasr (20%) and Lower Zakum (5%) (March 18, 2018)

Exhibit 99.5	2017 Annual Reports Filing: Document de référence including the annual financial report and the Form 20-F (March 16, 2018)

Exhibit 99.6	Disclosure of trading in own shares (March 15, 2018)

Exhibit 99.7	Total announces the distribution of its third 2017 interim dividend and indicative interim ex-dividend dates for 2019 dividend (March 14, 2018)

Exhibit 99.8	Annual Shareholders’ Meeting to be held on June 1st, 2018 (March 14, 2018)

Exhibit 99.9	Subscription Price Set For 2018 Capital Increase Reserved For Employees (March 14, 2018)

Exhibit 99.10	Total Closes the Maersk Oil Acquisition and Becomes the Second-Largest Operator in the North Sea (March 8, 2018)

Exhibit 99.11	Total completes the acquisition of Maersk Oil and issues 97,522,593 new Total shares for the benefit of A.P. Møller - Mærsk A/S as consideration for the contribution of Maersk Oil shares to Total S.A. (March 8, 2018)

Exhibit 99.12	Disclosure of trading in own shares (March 8, 2018)

Exhibit 99.13	Total acquires a 16.33% stake in the Waha Concessions in Libya (March 2, 2018)

Exhibit 99.14	Disclosure of trading in own shares (March 1, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: March 30, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer